Exhibit 4(b)

CERTIFICATE OF FORMATION

OF

JCP&L TRANSITION FUNDING II LLC

This Certificate of Formation of JCP&L Transition Funding II LLC has been duly executed and is being filed by Bernard J. Kelley, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C.§18-101, et seq.).

(a) The name of the limited liability company is JCP&L Transition Funding II LLC.

(b) The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name of its registered agent for service of process in the State of Delaware at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of JCP&L II Transition Funding LLC this 29th day of March 2004.

/s/ Bernard J. Kelley
Bernard J. Kelley, as an authorized person